LAW OFFICES OF MICHAEL H. HOFFMAN, P.A.

                               1953 NW 22ND STREET
                              MIAMI, FLORIDA 33142
                               TEL: (786) 280-7575
                               FAX: (786) 276-6848



                                 August 1, 2005



United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re:      Quetzal Capital I, Inc.
         Registration Statement on Form 10-SB
         File No. 0-51420
         Filed July 7, 2005

Dear Sir or Madam:

      On behalf of Quetzal Capital I, Inc. (the "Company"), we are responding to the staff comments on the above Form 10-SB Registration Statement, as set forth in the letter from the staff of July 11, 2005 to Ellen J. Talles, President of the Company. Enclosed herewith is Amendment No. 1 to the Form 10-SB Registration Statement.

      The Company acknowledges the staff comment that the staff has reviewed only those portions of the registration statement that relate to the disclosure type indicated in the above letter from the staff. The Company also acknowledges the staff comment that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the filing or in response to the staff comments on the filing.

      The Company acknowledges the staff comment on Part I Item 5. Directors, Executive Officers, Promoters and Control Persons, page 16 of the registration statement, that disclosure be made under the appropriate caption regarding any prior blank check experiences involving officers and directors of the Company, and to state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each, including any additional material disclosure. Part I Item 5. Directors, Executive Officers,

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United States Securities and Exchange Commission
August 1, 2005
Page 2

Promoters and Control Persons has been amended to conform to this comment to disclose that none of the officers and directors of the Company, of which Ellen
J. Talles is the sole officer and director, have any prior blank check experiences. Part I. Item 5 has also been amended to conform to the staff comment to disclose that no acquisitions, business combinations, or mergers are pending or have occurred, and that the Company has no plans, proposals, agreements, understandings or arrangements of any kind or nature to acquire or merge with any specific business or company, and that the Company has not identified any specific business or company for investigation and evaluation.

      The Company acknowledges the staff comment regarding the letter from the staff of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at the NASD that, in the view of the staff, securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. The Company has amended the registration statement to make the appropriate revisions to conform to this comment.

      As set forth in the above letter from the staff, the Company further acknowledges that

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the "Commission");

      o the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please feel free to contact the undersigned should you have any comments or questions regarding the foregoing.

                                               Sincerely,

                                               /s/ Michael H. Hoffman, Esq.

                                               Michael H. Hoffman, Esq.

Enclosure